ICEWEB, INC.

205 Van Buren Street

Suite 420

Herndon, Virginia 20170

telephone 703-984-8000

November 10, 2005

‘CORRESP’

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Josh Forgione
Steven Jacobs, Accounting Branch Chief

Re:	IceWEB, Inc. (the “Company”)
Item 4.02 Form 8-K
Filed November 1, 2005
File No. 000-27865

Ladies and Gentlemen:

On November 10, 2005 the Company filed an amended Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004 together with Quarterly Reports on Form 10-QSB for the periods ended December 31, 2004, March 30, 2005 and June 30, 2005. In each of these amended filings the Company disclosed that its certifying officers concluded that there were material weaknesses in its disclosure controls at each of those periods which led to the restatements of its financial statements as contemplated by the above-captioned Form 8-K.

We trust that the foregoing is fully responsive to the staff’s comments. If you have any further questions or comments, please contact us or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33432, (561) 362-9595 (telephone) and (561) 362-9612 (fax).

Sincerely,

/s/ John R. Signorello

John R. Signorello

cc:	James M. Schneider, Esq.